

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2013

<u>Via E-mail</u>
Arie Trabelsi
Chief Executive Officer
SuperCom Ltd.
The Nolton House
14 Arie Shenkar Street
Herzliya Pituach 4672514, Israel

> **Re:** **SuperCom Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed August 26, 2013**
> **File No. 333-189810**

Dear Mr. Trabelsi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1.   We note your response to prior comment 2. Please include the names of the lead underwriters in the next amendment to the registration statement. Please be advised that we will defer further review of any amendment that does not include the names of the lead underwriters in response to our comment and we will proceed with our review only when the lead underwriters are named in an amendment to the registration statement.

<u>Unaudited Pro Forma Condensed Combined Financial Statements, page 30</u>

2.   We note that you are reflecting the receipt of $24 million of offering proceeds from the issuance of shares being registered in this offering within your pro forma balance sheet. Please explain to us why reflecting the cash impact of the issuance of these shares as a pro forma adjustment is factually supportable. Within your discussion, please

confirm to us and revise the filing to disclose, if true, that the $24 million offering is a firm commitment offering from an underwriter.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 33

Note 1. Description of Transaction and Basis of Presentation, page 33

3.   We note that you agreed to pay an additional $12.5 million of contingent consideration for earn-out payments based upon performance and milestones. We further note that you determined the fair value of this contingent consideration to be $7 million. Please revise your filing to clearly explain how you determined the $7 million fair value for this contingent consideration. Disclose the significant assumptions and how the significant assumptions were determined.

Note 3. Pro forma Adjustments Related to the Acquisitions, page 33

4.   Reference is made to adjustment (c). Please revise this Note to clearly disclose how the $1 million depreciation and amortization adjustment for the fixed assets and intangible assets purchased as part of this acquisition was calculated. Your revisions should include disclosures of the significant assumptions underlying the adjustment and how the significant assumptions were determined.

5.   Reference is made to adjustments (d) and (f). We note you are to pay $10 million of cash consideration for the SmartID Division of OTI by paying $5 million upon closing and an additional $5 million by February 13, 2014. Please tell us and revise this Note to explain why you reflected the entire $10 million payment as a credit to cash considering that a portion of the consideration is to be paid upon closing and the balance due will be paid at a later date. Also, revise the Note to explain in further detail what portion of the cash pro forma adjustment amount relates to the elimination of certain assets and liabilities of OTI's SmartID Division which are not to be acquired or assumed by you.

6.   Reference is made to adjustment (e). Please tell us and revise your filing to explain why your $1.7 million adjustment for deferred tax assets related to this acquisition impacted your accumulated deficit. Please tell us the authoritative accounting literature that you considered when determining the required pro forma tax related adjustments associated with this pending acquisition.

Note 6. Purchase Price Allocation, page 34

7.   We note you allocated $4.5 million and $10 million of the purchase price to "software and other IP" and "customer contracts," respectively.   Please revise the filing to provide management's significant assumptions and the basis for the significant assumptions used in determining the fair value of these intangible assets, including the estimated useful lives thereof.

Index to Financial Statements, page F-1

8.   Please revise the filing, as necessary, to include updated financial statements and related disclosures. Refer to the guidance at Item 8(A)(5) of Form 20-F.

SuperCom Ltd. Financial Statements, page F-2

Notes to Consolidated Financial Statements, page F-10

9.   We note you disclosed that you adjusted all share and per share numbers in the prospectus, other than your historical financial statements, for a 1 share for 4.250002 shares reverse stock split that was effected on August 23, 2013. Please revise your historical financial statements to reflect the reverse stock split based upon the guidance in 260-10-55-12 of the FASB Accounting Standards Codifications and SAB Topic 4(C) or alternatively, please tell us how you complied with this guidance. Please consider the impact of this comment on your pro forma financial statements and related Notes beginning on page 30.

10.   Further to the above, please explain to us how your independent auditors considered referencing and dual-dating their audit opinions on pages F-2 and F-3 related to the reverse stock split that was effected on August 23, 2013.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3664 or Jay Webb, Accounting Reviewer, at (202) 551-3603 if you have questions on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3525 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Steven C. Glusband, Esq.